UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 24, 2021

Loral Space & Communications Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	1-14180	87-0748324
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

600 Fifth Avenue, New York, NY		10020
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (212) 697-1105

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Voting Common Stock	LORL	Nasdaq Global Select Market
Preferred Stock Purchase Rights	True	Nasdaq Global Select Market

Item 1.01 Entry into a Material Definitive Agreement

Amendment No. 1 to Transaction Agreement

On June 24, 2021, pursuant to Section 12.8 of the Transaction Agreement (defined below), Loral Space & Communications Inc. (“Loral”), with the approval of the special committee of the board of directors of Loral, entered into Amendment No. 1 to the Integration Agreement (“Amendment No. 1”) with the parties thereto, that replaced all references to Colin Watson in the Transaction Agreement and Plan of Merger (as it may be amended from time to time, the “Transaction Agreement”), dated as of November 23, 2020, by and among Telesat Canada (“Telesat”), Telesat Corporation (“Telesat Corporation”), Telesat Partnership LP (“Telesat Partnership”), Telesat CanHoldco Corporation, Loral, Lion Combination Sub Corporation, Public Sector Pension Investment Board (“PSP Investments”), Red Isle Private Investments Inc. and certain funds managed by MHR Fund Management LLC, with references to Clare Copeland, the transferee of the Transit Director Voting Preferred Shares (as defined in the Transaction Agreement) formerly held by the estate of Colin Watson.

The foregoing description of Amendment No. 1 is not complete and is qualified in its entirety by reference to Amendment No. 1, which is filed as Exhibit 2.1 hereto and is incorporated herein by reference.

Voting Director Contribution Agreement Amendment

On June 24, 2021, Clare Copeland and the other parties thereto entered into a joinder and amendment to the contribution and exchange agreement pursuant to which Clare Copeland became a party to the Voting Director Contribution Agreement.

Transaction Agreement Consent

On June 24, 2021, pursuant to Section 12.8 of the Transaction Agreement, Loral (with the approval of the special committee of the board of directors of Loral) and PSP Investments entered into a consent letter agreement (the “Consent Letter Agreement”) with and at the request of Telesat granting a limited waiver of Telesat Corporation’s obligations under Section 8.8(b) of the Transaction Agreement such that (a) Telesat Corporation or any of its subsidiaries may propose the issuance or sale of shares of capital stock or other equity interests of Telesat Corporation or any of its subsidiaries in connection with any private investment the purpose of which is to finance Telesat Lightspeed and (b) Telesat Corporation may privately propose the issuance or sale of shares of capital stock or other equity interests of Telesat Corporation in connection with an underwritten public offering to potential underwriters, applicable regulators and to Loral and PSP Investments, and may furnish a registration statement on Form F-1 and amendments thereto on a confidential basis to the Securities and Exchange Commission (“SEC”) and deliver corresponding documents to applicable Canadian securities regulators in connection with an underwritten offering of securities; provided that Telesat Corporation does not publicly file such registration statement or publicly announce its intention to conduct such offering (except to generally disclose its intention to conduct such an offering pursuant to disclosure to be included in Telesat Corporation’s and Telesat Partnership’s registration statement on Form F-4 filed with the SEC and reasonably acceptable to Loral and PSP Investments); provided, in each case, that such consent does not extend to the authorization or issuance of such shares of capital stock or other equity interests.

The foregoing description of the Consent Letter Agreement is not complete and is qualified in its entirety by reference to the Consent Letter Agreement, which is filed as Exhibit 2.2 hereto and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

2.1	Amendment No. 1 to Integration Agreement, dated as of June 24, 2021, by and among Telesat Canada, Telesat Corporation, Telesat Partnership LP, Telesat CanHoldco Corporation, Loral Space & Communications Inc., Lion Combination Sub Corporation, Public Sector Pension Investment Board, Red Isle Private Investments Inc. and certain funds managed by MHR Fund Management LLC (incorporated by reference from Annex S of the registration statement on Form F-4/A filed by Telesat Corporation and Telesat Partnership on June 24, 2021)

2.2	Consent Letter Agreement, dated as of June 24, 2021, by and among Loral Space & Communications Inc., Public Sector Pension Investment Board and Telesat Canada (incorporated by reference from Annex U of the registration statement on Form F-4/A filed by Telesat Corporation and Telesat Partnership on June 24, 2021)

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this report, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Loral or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the SEC, and press releases or oral statements made with the approval of an authorized executive officer of Loral. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties which are described as “Risk Factors” in Loral’s current Annual Report on Form 10-K and in Loral’s Quarterly Reports on Form 10-Q. The reader is specifically referred to these documents, as well as Loral’s other filings with the SEC. Risks and uncertainties include but are not limited to (1) risks associated with financial factors, including swings in the global financial markets, increases in interest rates and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) risks and uncertainties associated with Telesat Lightspeed, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations to address environmental concerns, raising sufficient capital to design and implement the system and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat; (5) risks related to the satisfaction of the conditions to closing the previously disclosed integration transaction (the “Integration Transaction”) contemplated by the Transaction Agreement with PSP Investments and Telesat in the anticipated timeframe or at all, including the failure to obtain necessary regulatory and stockholder approvals; (6) risks relating to the inability or failure to realize the anticipated benefits of the Integration Transaction; (7) risks of disruption from the Integration Transaction making it more difficult to maintain business and operational relationships; (8) risks relating to the incurrence of significant transaction costs and unknown liabilities, including litigation or regulatory actions related to the Integration Transaction; and (9) other risks, including risks relating to and resulting from the COVID-19 pandemic. The foregoing list of important factors is not exclusive. Furthermore, each of Telesat and Loral operate in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Telesat’s or Loral’s control.

Additional Information and Where to Find It

This report does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the Integration Transaction, Telesat Corporation and Telesat Partnership have filed with the SEC a registration statement on Form F-4 that includes a preliminary proxy statement/prospectus of Loral. When declared effective, Loral will file with the SEC and mail a definitive proxy statement/prospectus to Loral stockholders in connection with the special meeting of Loral stockholders to consider and approve the Integration Transaction. The proxy statement/prospectus will also be filed with the applicable Canadian securities regulators. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LORAL, TELESAT, TELESAT CORPORATION, TELESAT PARTNERHSIP AND THE INTEGRATION TRANSACTION. Investors and security holders are able to obtain these materials and other documents filed with the SEC and the Canadian securities regulators free of charge at the SEC’s website, www.sec.gov and at the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. In addition, a copy of the proxy statement/prospectus (when it becomes available) may be obtained free of charge from Telesat’s internet website for investors www.telesat.com/investor-relations, or from Loral’s investor relations website at www.loral.com/Investors. Investors and security holders may also read and copy any reports, statements and other information that Loral, Telesat, Telesat Corporation or Telesat Partnership files with the SEC on the SEC’s website at www.sec.gov.

Participants in the Solicitation of Votes

Loral, Telesat, and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Loral in respect of the proposed Integration Transaction. Information regarding Telesat directors and executive officers is available in its Form 20-F for the year ended December 31, 2020 filed by Telesat on SEDAR at www.sedar.com on March 4, 2021, and information regarding Loral’s directors and executive officers is available in its Form 10-K for the year ended December 31, 2020 filed with the SEC on March 9, 2021 and in its proxy statement for Loral’s annual meeting for 2020 filed with the SEC on May 20, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC and the Canadian securities regulators when they become available.

For more information regarding these and other risks and uncertainties that Loral may face, see the section entitled “Risk Factors” in Loral’s Form 10-K, Form 10-Q and Form 8-K filings with the SEC and as otherwise enumerated herein or therein.

For more information regarding these and other risks and uncertainties that Telesat may face, see the section entitled “Risk Factors” in Telesat’s Form 20-F and Form 6-K filings with the SEC and as otherwise enumerated herein or therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Loral Space & Communications Inc.

Date: June 24, 2021	By:	/s/ Avi Katz
Avi Katz
President, General Counsel and Secretary

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